BIRCH MOUNTAIN RESOURCES LTD.
Suite 3100, Bow Valley Square II
205 - 5th Avenue S.W.
Calgary, Alberta T2P 2V7
Tel: (403) 262-1838
Fax: (403) 263-9888
ALBERTA SECURITIES COMMISSION 4th Floor, 300 - 5th Avenue S.W. Calgary, Alberta, T2P 3C4	BRITISH COLUMBIA SECURITIES COMMISSION P.O. Box 10142 Pacific Centre 701 West Georgia Street Vancouver, British Columbia, V7Y 1L2
TSX VENTURE EXCHANGE INC. 10th Floor, 300 - 5th Avenue S.W. Calgary, Alberta, T2P 3C4

Dear Sirs:

Re:	BIRCH MOUNTAIN RESOURCES LTD.
Material Change Report Under Section 146 of the Securities Act (Alberta) and Section 85 of the Securities Act (British Columbia)

This letter is intended as a statement setting forth certain matters that may be a material change in the affairs of BIRCH MOUNTAIN RESOURCES LTD. (the "Corporation" or "Birch Mountain"). For convenience, this letter is itemized in the same manner as Form 27 of the Securities Act (Alberta) and Form 53-901F of the Securities Act (British Columbia). Concurrent with this filing, this letter is being filed with the TSX Venture Exchange Inc., being the only Exchange on which the Corporation's shares are currently listed.

Item 1 - Reporting Issuer

BIRCH MOUNTAIN RESOURCES LTD.

Suite 3100, Bow Valley Square II

205 - 5th Avenue S.W.

Calgary, Alberta T2P 2V7

Tel: (403) 262-1838

Fax: (403) 263-9888

Item 2 - Date of Material Change

The material changes occurred on August 26, 2003 and August 29, 2003.

Item 3 - Publication of Material Change/Press Release

A press release was issued on September 4, 2003.

Birch Mountain Resources Ltd.
Material Change Report

Item 4 - Summary of Material Change

  Birch Mountain closed a non-brokered private placement of 200,000 units ("Units") at a price of $0.30 per Unit.

  Birch Mountain signed a co-development agreement with Canadian Natural Resources Limited.

  Birch Mountain has received a number of unsolicited enquiries from companies seeking a strategic or business relationship to produce aggregate and quicklime products from the proposed limestone quarry.

  Item 5 - Full Description of Material Changes

  Birch Mountain closed a non-brokered private placement of 200,000 units ("Units") at a price of $0.30 per Unit, with a hold period expiring December 27, 2003. Each Unit consists of one common share and one-half of one non-transferable common share purchase warrant, with each whole warrant entitling the holder to purchase one additional common share at a price of $0.50 per share for a period of 12 months from closing. Proceeds from the financing will be applied to on-going operations and to advance the limestone aggregate and quicklime business opportunity in the oil sands area of northeast Alberta.

  Precious Metals

  Birch Mountain signed a co-development agreement with Canadian Natural Resources Limited ("Canadian Natural"), that facilitates cooperation in respect of activities on lands where Canadian Natural holds the oil sands rights and Birch Mountain holds the overlapping metallic and industrial minerals rights. The co-development agreement with Canadian Natural is similar to agreements in place with Syncrude Canada Ltd., Suncor Energy Inc. and Albian Sands Energy Inc.

  Industrial Minerals

  Birch Mountain has received a number of unsolicited enquiries from companies seeking a strategic or business relationship to produce aggregate and quicklime products from the proposed limestone quarry. The Corporation is engaged in discussions with interested parties and is evaluating its options for this project.

  The Corporation is completing its response to the Request for Information ("RFI") from a major oil sands company regarding a supply of quicklime. Upon submission of the RFI, Birch Mountain expects to enter into negotiations for a long-term quicklime supply contract. The quicklime market in the oil sands area has two principal applications, removing sulphur dioxide from plant emissions and large-scale water treatment. Birch Mountain believes that the combined requirements will justify a dedicated local manufacturing facility to serve the growing oil sands industry.

  Birch Mountain is conducting biophysical fieldwork as part of its environmental impact assessment for a permit to operate a limestone quarry, which it expects to file with the Alberta government late this year. Subject to regulatory approval and financing, aggregate operations and sales are expected to commence in 2004. Excluding the proposed quarry, the currently known supply of aggregate in the Fort McMurray area is limited relative to a growing demand that currently exceeds 10 million tonnes per year.

  Birch Mountain Resources Ltd.
  Material Change Report

  A short field program was conducted in summer 2003 at the site of the proposed quarry. Fieldwork focused on establishing the areal distribution of the Upper Quarry Unit ("UQU"), a surface calcinable limestone that was identified in the winter 2002-03 limestone delineation drill program. Results of fieldwork, along with new data from re-analysis of outcrop samples collected in summer 2001, indicates that the UQU is likely thicker and more extensive than previously believed. The new information has been used to identify targets for drilling and trenching in a field program expected to be conducted this fall.

  Item 6 - Reliance on Section 146(2) of the Securities Act (Alberta) or Section 85(2) of the Securities Act (British Columbia)

  Not applicable

  Item 7 - Omitted Information

  Not applicable

  Item 8 - Senior Officer

  The name of a Senior Officer of the Corporation who is knowledgeable about the material change and who can be contacted by the Commission is:

  Douglas J. Rowe, President and Chief Executive Officer, telephone (403) 262-1838.

  Item 9 - Statement of a Senior Officer

  The foregoing accurately discloses the material change referred to in this report.

  DATED at Calgary, Alberta, this 4th day of September, 2003.

  Yours truly,

  BIRCH MOUNTAIN RESOURCES LTD.

  Per: "Douglas J. Rowe"
  Douglas J. Rowe,
  President and Chief Executive Officer